November 22, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Sarah Sidwell Re: ADTRAN Holdings, Inc. Registration Statement on Form S-3 (File No. 333-283311) Request for Acceleration of Effectiveness Dear Ms. Sidwell: Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, ADTRAN Holdings, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will be declared effective at 4:30 p.m. Eastern Time on Tuesday, November 26, 2024, or as soon as practicable thereafter. Please contact Timothy W. Gregg, Esq. of Maynard Nexsen PC, at (205) 254-1212, as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter. Very truly yours, ADTRAN HOLDINGS, INC. By: /s/ Ulrich Dopfer Name: Ulrich Dopfer Title: Chief Financial Officer General Business Adtran Holdings, Inc. 901 Exporer Blvd. Huntsville, AL 35806 Registered Address: 251 Little Falls Drive Wilmington, DE 19808 Toll Free: 1 800.923.8726 Telephone: 256.963.8000 www.adtran.com